[HUSCH BLACKWELL LLP LETTERHEAD]

November 9, 2017

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Ms. Ashley Vroman-Lee
Re: MacKenzie Realty Capital, Inc. (the "Company")
Registration Statement on Form N-2 filed August 1, 2016
Post-Effective Amendment No. 3
File No. 333-212804

To the Commission:
On August 1, 2016, the Company filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form N-2 (the "Registration Statement").  On September 29, 2017, the Company filed Post-Effective Amendment No. 2 to the Registration Statement for the purpose of updating the prospectus to account for the passage of time and to update the audited financials tatements included within the Registration Statement.  The Company received oral comments from Ms. Ashley Vroman-Lee of the Staff of the Commission.  The Company has filed today Post-Effective Amendment No. 3 to the Registration Statement (the "Amendment"), reflecting responses to the oral comments received and updating certain information relating to the Company, including the amended and restated investment advisory agreement.
Each oral comment has been included below for your reference and the Company's response is presented below each comment.
1.	Comment:	Please be consistent with how the portfolio structuring fee is discussed – within the document it is referred to as an operating expense and in other places it is discussed as advisory expense.
Response: We have reviewed the document and made revisions to ensure consistency regarding the references to the portfolio structuring fee.
2.	Comment:	On page 3, in the third bullet, please define "shorter term."
Response:  The language has been revised to be more specific.
3.	Comment:	Page 8 (Investment Advisory Fees) – There is a sentence that states "Once the offering is complete, the Portfolio Structuring Fee will no longer be payable." Please clarify this that it could go on for multiple years until 2019 or delete sentence.
Response:  The language has been revised to reflect that the portfolio structuring fee will be paid during the pendency of the offering, which is expected to continue until 2019.  We have also added a sentence to reflect that if future offerings are conducted, a portfolio structuring fee would be payable in connection with such offerings.
4.	Comment:	Please include in the post-effective amendment the amended and restated investment advisory agreement description.
Response: The prospectus has been revised to include a description of the amended and restated investment advisory agreement in the various portions of the prospectus in which it is discussed.
5.	Comment:	Page 11 – Fees and Expenses (Accounting Comment). The total annual fund expenses is shown as 5.03% but the amounts sum to 5.02%. Please correct/clarify.
Response: The discrepancy was a result of a rounding error and the table has been revised to correct this.
6.	Comment:	On page 11, in the example, include the PSF for all 10 years of the example and assume that shares will continue to be sold during this time. Staff believes the offering may go out several years and should assume sales in every year.
Response: This example has been revised to reflect that the Portfolio Structuring Fee is paid as an operating expense and not as an indirect expense borne by the investor (as with the sales load).  The example has also been revised to assume that continuous subsequent offerings are conducted so that the PSF is paid during the 10 years included in the example and assumes the sale of 3,000,000 Shares in each of those ten years.  We have included a statement noting that no determination has been made with respect to the conduct of future offerings and if future offerings were not conducted, the PSF would not be paid and the expenses would therefore be lower in future years.
7.	Comment:	On page 30 (Use of Proceeds) – In the third paragraph, the portfolio structuring fee is referred to as an "advisory fee". Shouldn't the parenthetical go after "operating expenses" and not after "advisory fee"? Explain why the portfolio structuring fee was removed from the Net Offering Proceeds table? In the sentence added after the table, revise the sentence to explain that the portfolio structuring fee is not paid out of gross offering proceeds, but out of fund assets in amount equal to 3% of the gross offering proceeds.
Response: The language in the third paragraph has been revised.  The portfolio structuring fee was removed from the Net Offering Proceeds table as it is accounted for as an operating expense, and not as a stockholder transaction expense.  The paragraph under the table, which has been revised to reflect that the portfolio structuring fee, as an operating expense, is payable from net assets and calculated on gross proceeds effectively reduces the amount of offering proceeds available for immediate investment by the Company.
8.	Comment:	On page 34, under "Dilution," assuming shareholders vote to allow the sale of shares below NAV, please disclose that the shareholders have authorized this.
Response:  This language has been revised to reflect that shareholders authorized the sale of shares below NAV at the Company's annual meeting.
9.	Comment: Accounting Comment – Portfolio Companies (beginning on page 53) – Please footnote all affiliates and controlled portfolio companies. It is not sufficient to reference the notes to the financial statements
Response: The listing of portfolio companies has been revised to include footnotes for all affiliates and controlled portfolio companies.
10.	Comment:	Accounting Comment – Portfolio Companies (page 55) – Footnote * states that 16.38% are not qualifying; however, the June 30 Schedule of Investments (F-4) states that the non-qualifying amount is 26.67%. Please explain this difference and in this explanation include why the some are footnoted as non-qualifying on the Schedule of Investments (Care Capital, Omega and Store Capital, etc.) but not footnoted as non-qualifying in the Portfolio Company disclosures.
Response: The Schedule of Investments on page F-4 is the correct listing.  The listing of portfolio companies inadvertently was not updated from a prior listing and has been corrected to match the correct listing included in the financial statements.
11.	Comment:	Page 68 – Administration Agreement – It states "The most recently approved reimbursement amount is $108,000 per quarter." Please explain supplementally why this amount almost doubled in the last fiscal year.
Response:  The administrative expenses have increased dramatically as the fund has grown.  The pace at which shares have been sold in the offering has also increased significantly in each year of the offering, which in turn increases the administrative expenses to the Company.  In in first few years of the Company's existence, MacKenzie Capital Management, LP, our manager and administrator had agreed to accept an amount less than its actual expenses. The increase is primarily attributable to increases in accounting and investor services costs.  The increased accounting costs are due to an increase in transaction volume (resulting from new capital transactions and trading volume) as well as an increase in accounting and reporting costs as a result of greater overall volume.  The increased investor services costs are due to the increase in investor subscription volume, phone and email support to the increasing investor lists and increasing time managing the investor database records.
12.	Comment:	Page 100 (Share Repurchase Program). The second paragraph that begins "At the discretion of our Board of Directors" describes the amounts at which the repurchases will be made. Explain supplementally what is the fund doing and what relief is the fund relying on to permit this under Regulation M? Is the fund planning to buy back at above the issuance price and what relief is the fund relying on? Please clarify when the repurchase prices will begin to be adjusted above 90% of the current offering price.
Response: The Company is relying on the December 19, 2013 Order (Release 34-71142; File TP 14-03) that grants a limited exemption from Rule 102(a) of Regulation M to certain Business Development Companies.  The Order states that any unlisted business development company is exempt from Rule 102(a) of Regulation M for the limited purpose of engaging in periodic repurchases of their shares during the applicable restricted period if it meets 2 conditions:  (i) that it will terminate the repurchase program if a secondary market exists; and ii) that repurchases will be made at a price that does not exceed the then current public offering price for the securities.  The Company's shares are not traded on any exchange or other secondary market and its shares are repurchased, as described in the Section entitled "Share Repurchase Program" beginning on page 97 of redline prospectus, at an amount currently equal to 90% of the public offering price.  The language in this section has been clarified to note the repurchase prices are expected to increase after two years following the completion of the current offering which is expected to end in December 2019, but only up to an amount equal to the most recent public offering price.  Language has been added to clarify that the Company does not intend to repurchase any Shares at prices that exceed the then-current NAV.
13.	Comment:	Accounting Comment – Page F-25 (Report of Registered Independent Accounting Firm). Please explain why the auditor's opinion does not include language about the confirmation of securities with the custodian. See Division of Investment Management March 12, 2012 Issue of Interest.
Response: Our registered independent public accounting firm, Moss Adams LLP ("Moss Adams"), has advised us that it has reviewed the requirements for the audit opinion, including the discussion in the March 12, 2012 issue of interest, and concluded that the affirmative statement in the audit opinion regarding confirmation of securities was not technically required.  Moss Adams has further confirmed to the Company that they have, in connection with each of the audit opinions issued, performed the audit procedures regarding the verification of securities owned by the Company.
14.	Comment:	Accounting Comment – Page F-26- The Fund has investments in affiliates as disclosed in FN 5 in the notes to the financial statements. Affiliated investments are required to be disclosed separately on the statement of assets and liabilities and affiliated income is required to be disclosed separately on statement of operations. Please disclose these affiliated items separately in future financial statements. See S-X 6-04(2) and S-X 6-07(1)
Response:  The Company agrees to make such disclosure in future financial statements.
15.	Comment:	In the descriptions of the Investment Advisory Agreement and the situation in which a calculation may result in capital gains incentive fee in excess of 20%, please use terminology other than "deemed" income incentive fee and provide additional explanation of the how the fees are computed in this situation.
Response: The filing has been revised to remove references to "deemed" income incentive fees and to provide additional explanation and clarification.
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Registration Statement declared effective as soon as possible.  Please feel free to contact me at 816-983-8299 or by email at tracy.mackey@huschblackwell.com should you have any questions or concerns.

Sincerely,

/s/ Tracy D. Mackey

Tracy D. Mackey

Cc: Chip Patterson
Steven F. Carman